■ EXHIBIT 99.1
<RESULT OF FY2008 4th BOARD OF DIRECTORS MEETING
Agenda 1: Buying a 13 percent stake Manganese mine in South Africa
1. Details of Investment
— POSCO is planning to buy a 13 percent stake Kalahari mine through Pallinghurst consortium.
— POSCO is planning to increase the capital of POSCO Australia and POSCO Australia is planning to invest US$200million in Pallinghurst consortium.
2. Others
— POSCO is planning to secure at least 130,000 tons of manganese per a year from 2010.
Agenda 2: Installation of #5 Sintering and #5 Coke at Gwangyang Works
1. The amount of investment (KRW): 1,927,600,000,000
2. The purpose of investment: To balance the shortage in cokes/sintered ore supply with the increasing capacity of blast furnaces
3. Construction Period: January 2009 ~ December 2011
Agenda 3: Capacity Expansion of Materials Process at Pohang and Gwangyang Works
1. The amount of investment (KRW): 809,100,000,000
2. The purpose of investment: To improve the capacity of materials process
3. Construction Period: January 2009 ~ March 2016
Agenda 4: Contribution Plan for POSCO Educational Foundation
1. Recipient: POSCO Educational Foundation
2. Contribution amount (KRW): 42,500,000,000
3. Others
—. Contribution amount (KRW 42,500,000,000) will be donated within this year.

Agenda 5: Treasury Stock Specific Money Trust Contract Renewal
1. Contract amount (KRW): 817,517,201,587(before) / 820,400,000,000(after)
2. Renewing contract period: May 12, 2008~ May 11, 2009
3. The purpose of the renewal: To stabilize the share price and to enhance the stockholder’s value
4. Trust company: Hana Bank, NongHyup, ShinHan Bank, DaeGu Bank
5. The number of shares held by the company before renewal
—. held in the form of treasury stock : 9,430,749 (10.82%)
—. held through treasury stock trust fund : 2,361,885 (2.71%)
6. Others
—. The contract amount after renewal may change depending on the interest income until the maturity date. (May 11, 2008)